Exhibit 99.1
Gmarket Reports Third Quarter 2008 Financial Results
•	Revenues increased to Won 68.5 billion, up 32% year-over-year

•	Operating income increased to Won 12.2 billion, up 189% year-over-year

•	Net income increased to Won 14.7 billion, up 154% year-over-year
Seoul, South Korea, October 29, 2008 — Gmarket Inc. (NASDAQ: GMKT) (“Gmarket”) announced today its financial and operating results for the third quarter ended September 30, 2008.
Gmarket reported total revenues of Won 68.5 billion for the third quarter of 2008, representing a 32% increase from total revenues of Won 52.1 billion for the third quarter of 2007.
The Company’s gross merchandise value (“GMV”), which represents the total value of all items sold on Gmarket’s website, increased by 26% to Won 974.7 billion for the third quarter of 2008 compared to Won 775.6 billion for the same period in 2007. Transaction fee revenues for the third quarter of 2008 were Won 37.3 billion, representing a 24% increase from Won 30.0 billion for the third quarter in 2007. Advertising and other non-transaction revenues for the third quarter of 2008 were Won 31.2 billion, representing a 41% increase from Won 22.1 billion for the same period in 2007.
Operating income for the third quarter of 2008 was Won 12.2 billion, representing a 189% increase from Won 4.2 billion for the same period in 2007.
Net income for the third quarter of 2008 was Won 14.7 billion, representing a 154% increase from Won 5.8 billion for the same period in 2007. Earnings per diluted share for the third quarter of 2008 increased to Won 290 or $0.24, up from Won 115 for the same period in 2007.
“We are very pleased with our excellent third quarter performance, as we posted solid growth in GMV and revenues and tremendous growth in profitability,” said Young Bae Ku, Chief Executive Officer of Gmarket. “Our business fundamentals are stronger than ever, and we look to further separate ourselves from the competition in the upcoming quarters.”
Investor Conference Call / Webcast Details
The Company’s management will review detailed third quarter 2008 results on Tuesday, October 28, 2008 at 6:00 p.m. U.S. Eastern Time (7:00 a.m., October 29, 2008 in Seoul, South Korea). A live webcast of the conference call will be available on Gmarket’s website at www.gmarket.co.kr/IR/.
Dial-in details for the conference call are as follows:

US: +1.866.713.8563 or +1.617.597.5311
Hong Kong: +852 3002 1672
Singapore: +65 6823 2164
U.K.: +44 207 365 8426
Korea: +82 00 308 13 1153
Password for all regions: Gmarket
A replay of the call will be available beginning October 28 at 8:00 p.m. U.S. Eastern Time (9:00 a.m., October 29, 2008 in Seoul) at www.gmarket.co.kr/IR/ and by telephone at +1 888 286 8010 or +1 617 801 6888 with passcode 15579983 (telephone replay available through 9:59 a.m. on November 4, 2008 U.S. Eastern Time (11:59 p.m., November 4, 2008 in Seoul)).
Notes: (1) The Dollar amounts provided in this release are based on an exchange rate of Won 1,206.30 to US$1.00, which is the noon buying rate in effect on September 30, 2008 as quoted by the Federal Reserve Bank of New York. (2) GMV should not be construed as an alternative to revenues or any other measure of performance determined in accordance with U.S. GAAP. Other companies may determine GMV in a different manner than Gmarket does.
About Gmarket
Gmarket Inc. is a leading retail e-commerce marketplace in Korea, offering buyers a wide selection of products at competitive prices and sellers a comprehensive and flexible sales solution. Gmarket’s e-commerce marketplace is highly scalable and facilitates the sale of products in small or large quantities to a large number of potential buyers in a convenient, cost effective and secure manner. Gmarket’s e-commerce marketplace is located primarily at www.gmarket.co.kr.
Safe Harbor Under the Private Securities Litigation Reform Act of 1995
Certain statements contained in this Form 6-K may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” “continue,” “plan” or “predict” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on the Company’s current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause the Company’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, the Company’s ability to diversify revenues; the Company’s ability to compete effectively in a highly competitive industry; the Company’s ability to anticipate and access technological developments in the Company’s industry; the Company’s ability to recruit and retain quality employees as the Company grows; the Company’s ability to implement the Company’s growth strategies; and economic and political conditions in and outside of Korea. Recent global economic events including, but not limited to, the downturn in global economic and financial markets, changes in political, business and economic conditions, fluctuations in foreign exchange rates, tightening of the global credit markets, decreasing consumer confidence and slowing of ecommerce growth could also cause or contribute to such material differences in our actual performance, financial condition or results from those contained in this Form 6-K. Investors should consider the information contained in the Company’s submissions and filings with the SEC, including the Company’s most recent annual report on Form 20-F, together with such other documents as the Company may submit to or file with the SEC from time to time, including on Forms 6-K. The forward-looking statements speak only as of this filing on Form 6-K and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances. You should not unduly rely on the forward-looking statements contained in this Form 6-K.
Contacts
Paul J. Lee
Gmarket Inc.
+82-2-3016-4372
plee@gmarket.co.kr
In the U.S.
John Robertson
The Ruth Group
+1-646-536-7024
jrobertson@theruthgroup.com

GMARKET INC.
UNAUDITED BALANCE SHEETS

(in millions of Korean Won and in thousands of US dollars)
	December 31,		September 30,		September 30,
	2007		2008		2008
Assets
Current assets:
Cash and cash equivalents	~~W~~	48,367	~~W~~	77,844	$64,531
Cash on deposit		190,000		236,063	195,692
Restricted cash		8,110		10,100	8,373
Accounts receivable, net		52,565		56,890	47,160
Other current assets		8,120		11,896	9,862

Total current assets		307,162		392,793	325,618
Property and equipment, net		23,577		30,051	24,911
Other assets		6,305		8,895	7,375

Total assets	~~W~~	337,044	~~W~~	431,739	$357,904

Liabilities and Shareholders’ Equity
Current liabilities:
Amounts payable to sellers	~~W~~	147,300	~~W~~	184,068	$152,588
Accounts payable		22,727		27,869	23,103
Deferred revenue and advances		5,196		6,432	5,332
Loyalty program reserves		8,619		10,379	8,604
Other current liabilities		8,336		10,204	8,459

Total current liabilities		192,178		238,952	198,086
Other liabilities		3,268		5,120	4,245

Total liabilities		195,446		244,072	202,331

Shareholders’ equity:
Common shares		4,975		5,029	4,169
Additional paid-in capital		88,080		92,901	77,013
Accumulated other comprehensive income		—		66	55
Retained earnings		48,543		89,671	74,336

Total shareholders’ equity		141,598		187,667	155,573

Total liabilities and shareholders’ equity	~~W~~	337,044	~~W~~	431,739	$357,904

GMARKET INC.
UNAUDITED STATEMENTS OF INCOME

(in millions of Korean Won and thousands of US dollars, except per share data)
	Three Months Ended September 30,					Nine Months Ended September 30,
	2007		2008		2008	2007		2008		2008
Revenues:
Transaction fees	~~W~~	29,964	~~W~~	37,261	$30,889	~~W~~	92,330	~~W~~	111,466	$92,403
Advertising and other		22,091		31,257	25,911		63,343		91,714	76,029

Total revenues		52,055		68,518	56,800		155,673		203,180	168,432
Costs and expenses:
Cost of revenues		28,870		35,574	29,490		83,719		106,168	88,012
Sales and marketing		12,790		13,408	11,115		38,147		39,825	33,014
General and administrative		6,162		7,288	6,042		16,533		21,439	17,773

Total costs and expenses		47,822		56,270	46,647		138,399		167,432	138,799

Operating income		4,233		12,248	10,153		17,274		35,748	29,633
Other income (expense):
Interest income		2,352		4,190	3,474		6,471		10,801	8,954
Others, net		1		515	427		(24)		798	662

Income before income tax expenses		6,586		16,953	14,054		23,721		47,347	39,249
Income tax expenses 1)		(784)		(2,228)	(1,847)		(2,823)		(6,219)	(5,156)

Net income	~~W~~	5,802	~~W~~	14,725	$12,207	~~W~~	20,898	~~W~~	41,128	$34,093

Net income per share — basic	~~W~~	117	~~W~~	294	$0.24	~~W~~	421	~~W~~	822	$0.68
Net income per share — diluted		115		290	0.24		413		810	0.67

Weighted average number of shares — basic		49,747,035		50,159,545	50,159,545		49,647,353		50,024,505	50,024,505
Weighted average number of shares — diluted		50,572,249		50,771,945	50,771,945		50,541,286		50,759,920	50,759,920

1)	On June 27, 2008, the Company was granted renewal of its status as an eligible venture Company under the Special Tax Treatment Control Law 0f Korea. This renewal entitles the Company to a reduced tax rate of 13.75%, which is 50% of the statutory tax rate, for taxable income directly generated from operations, effective until at least through the end of 2008. This discounted tax rate was not applied in the first quarter 2008 as the Company had deemed that renewal of the 13.75% rate was not probable at that time.

GMARKET INC.
UNAUDITED STATEMENTS OF CASH FLOWS

(in millions of Korean Won and thousands of US dollars)
	Three Months Ended September 30,					Nine Months Ended September 30,
	2007		2008		2008	2007		2008		2008
Cash flows from operating activities:
Net income	~~W~~	5,802	~~W~~	14,725	$12,207	~~W~~	20,898	~~W~~	41,128	$34,093
Adjustments
Depreciation and amortization		1,694		2,682	2,224		4,699		6,990	5,795
Stock-based compensation expense		433		699	579		1,070		1,860	1,542
Provision for bad debt		59		35	29		205		168	139
Provision for severance benefits		409		556	461		1,180		1,871	1,551
Deferred tax assets		(395)		(331)	(274)		(1,423)		(925)	(766)
Provision for loyalty program reserves		1,423		1,815	1,505		3,590		4,911	4,071
Others, net		106		(349)	(289)		220		(392)	(325)
Changes in operating assets and liabilities
Accounts receivable		(22,024)		(2,184)	(1,810)		(28,191)		(4,395)	(3,643)
Amounts payable to sellers		7,116		31,438	26,061		19,691		36,768	30,480
Accounts payable		606		(310)	(258)		980		5,142	4,262
Accrued income		1,384		(384)	(318)		—		(2,357)	(1,954)
Other assets, net		824		1,924	1,595		(241)		539	447
Other current liabilities		(2,270)		(1,304)	(1,082)		(2,608)		(1,282)	(1,062)
Payment of accrued severance benefits		(49)		(132)	(110)		(211)		(361)	(299)

Net cash provided by (used in) operating activities		(4,882)		48,880	40,520		19,859		89,665	74,331

Cash flows from investing activities:
Decrease (Increase) in cash on deposit, net		14,997		(22,360)	(18,536)		(9,656)		(45,382)	(37,621)
(Increase) in restricted cash, net		—		—	—		(110)		(1,990)	(1,650)
Purchase of property and equipment		(3,191)		(4,554)	(3,775)		(6,884)		(13,424)	(11,128)
Decrease (Increase) in other assets, net		3,284		(95)	(78)		3,253		(2,408)	(1,996)

Net cash provided by (used in) investing activities		15,090		(27,009)	(22,389)		(13,397)		(63,204)	(52,395)

Cash flows from financing activities:
Issuance of common shares, net		24		922	764		154		3,016	2,500

Net cash provided by financing activities		24		922	764		154		3,016	2,500

Net increase in cash and cash equivalents		10,232		22,793	18,895		6,616		29,477	24,436

Cash and cash equivalents:
Beginning of period		31,314		55,051	45,636		34,930		48,367	40,095

End of period	~~W~~	41,546	~~W~~	77,844	$64,531	~~W~~	41,546	~~W~~	77,844	$64,531

GMARKET INC.
UNAUDITED SUPPLEMENTAL OPERATING DATA

	2007				2008
	1Q	2Q	3Q	4Q	1Q	2Q	3Q
G M V (in billions of Won)[1]	723.0	780.0	775.6	970.0	933.4	971.1	974.7

Registered Users[2] (000)	11,754	12,408	12,981	13,674	14,260	14,735	15,204

Average Monthly Unique Visitors[3] (000)	16,931	17,581	17,925	18,712	17,861	18,651	17,840

1.	Represents the aggregate value of all products sold on the Company’s website for the period. GMV is commonly used in the e-commerce industry to measure a company’s operating performance as transaction fees depend in part on GMV. GMV should not be construed as an alternative to any measure of performance determined in accordance with U.S. GAAP. Other companies may determine GMV in a different manner to Gmarket.

2.	Registered Users include both buyers and sellers who have registered with the Company as of the end of the period.

3.	Average monthly unique visitors represents the average number of monthly unique visitors to the Company’s website during the period, measured and announced by Metrix Corporation, a Korean Internet research company. Other research companies’ results may differ.